UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Quarter Ended September 30, 2001

AGL Resources Inc.

(Name of registered holding company)

817 West Peachtree Street, NW

Atlanta, Georgia 30308

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Richard T. O'Brien

Executive Vice President and Chief Financial Officer

AGL Resources Inc.

817 West Peachtree Street, NW

Atlanta, Georgia 30308

Table of Contents

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
AGL Resources Inc.
Sequent Energy Management, LP	Energy related	June 29, 2001	Georgia	100%	(a)
Georgia Natural Gas Company	Gas related	June 10, 1996	Georgia	100%	(b)
AGL Peaking Services, Inc.	Energy related	November 21, 1997	Georgia	100%	(c)
AGL Investments, Inc.
AGL Consumer Services, Inc.	Energy related	June 5, 1996	Georgia	100%	(d)
AGL Energy Wise Services, Inc. *	Energy related	March 13, 1997	Georgia	100%	(e)
  Sequent Energy Management, LP ("Sequent"), successor to AGL Energy Services, Inc. (a Georgia corporation organized July 31, 1996), is an asset optimization and wholesale energy trading and marketing company.

  Georgia Natural Gas Company ("GNG") owns a 50% interest in SouthStar Energy Services, LLC ("SouthStar"), a joint venture with subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services.

  During September 2001, AGL Peaking Services, Inc. ("AGL Peaking") terminated its investment in Etowah LNG Company, LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

  AGL Consumer Services, Inc. ("ACS") markets appliance warranty contracts and energy-related consumer services.

  AGL Energy Wise Services, Inc. ("Energy Wise") was formed to provide energy audits to promote the conservation of energy through efficient and effective use of natural energy resources.

* This company was inactive during the reporting period ended September 30, 2001.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands)
Reporting Company Rendering Services	Associate Company Receiving Service (f)	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Sequent	Atlanta Gas Light Company	Gas supply management services	$ 158	--	--	$ 158
Sequent	Chattanooga Gas Company	Gas supply management services	$ 105	--	--	$ 105
Sequent	Virginia Natural Gas, Inc.	Gas supply management services	$ 81	--	--	$ 81

  All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company ("AGSC"). As per Rules 80 and 81, energy purchases are not reported hereunder.

  Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands)

Associate Company Rendering Services	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGSC	Sequent	Support (g)	$ 1,767	$ (605)	$ 6	$ 1,168
AGSC	GNG	Support (h)	$ 109	$ 31	$ 6	$ 146

  Sequent receives support services (i.e. accounting, marketing, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

  GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies (in thousands):
Total consolidated capitalization of AGL Resources as of September 30, 2001		$2,084,681.9	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)		312,702.3	Line 2
Greater of $50 million or line 2		312,702.3	Line 3
Total current aggregate investment
(categorized by major line of energy-related business)
Sequent	2,014.8
Energy Wise	80.4
ACS	(63.5)
AGL Peaking	2,056.3
Total current aggregate investment		4,088.0	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		308,624.3
Investments in gas-related companies (in thousands):
Total current aggregate investment
(categorized by major line of gas-related business)
GNG	2,276.6
Total current aggregate investment		2,276.6	Line 5
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 5)		310,427.7

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Exhibit I -	Balance Sheets of Sequent, GNG, Energy Wise, ACS and AGL Peaking as of September 30, 2001. (Filed under confidential treatment pursuant to Rule 104(b))
Exhibit II -	Income Statement for the Three Months Ended September 30, 2001 Sequent, GNG, Energy Wise, ACS and AGL Peaking. (Filed under confidential treatment pursuant to Rule 104(b))
Exhibit III -	The certificate as to filing with interested state commissions is attached hereto as Exhibit III.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.
AGL RESOURCES INC.

By: /s/ Richard T. O'Brien

Richard T. O'Brien
Executive Vice President and
Chief Financial Officer

January 8, 2002